Exhibit 99.31
CERTIFICATE OF QUALIFIED PERSON
I, Michael G. Hester, do hereby certify that:
•	I am employed by the consulting firm of Independent Mining Consultants, Inc. in the capacity of Vice President and Principal Mining Engineer. The office of Independent Mining Consultants, Inc. is located at 2700 E. Executive Drive, Suite 140, Tucson, Arizona, 85706, USA.
•	I am a graduate of the University of Arizona with a M.S. degree in Mining Engineering, 1982, and a B.S. degree in Mining Engineering, 1979.
•	I am a Fellow of The Australasian Institute of Mining and Metallurgy (AusIMM), a professional society as defined by NI43-101. I am also a member of the Society of Mining, Metallurgy and Exploration (SME), and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).
•	I have practiced my profession as a mining engineer continually since my graduation in 1979, about 27 years. I have worked for Pincock, Allen & Holt, Inc. (1979 — 1983) and Independent Mining Consultants, Inc. (1983 to present) of which I am one of the founding partners. I also worked in the Department of Mining and Geological Engineering of the University of Arizona as an Adjunct Lecturer during 1997 and 1998, where I taught classes in mine planning and mine evaluation.
•	I visited the Los Filos property from August 21-24, 2004.
•	For the report “Technical Report NI 43-101F1 Los Filos Project, Mexico” for Goldcorp Inc. dated March 31, 2006, I am responsible for the mine plan and the mineral resource and mineral reserve statement and the mine capital and operating cost estimates. Previously, I also did the mine planning work for the 2005 stand alone Los Filos Feasibility Study, as well as a scoping study mine plan for the Bermejal Project during 2005.
•	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101, and past relevant work experience, I fulfill the requirements of a “qualified person” for the purposes of NI 43-101.
•	I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, or the omission to disclose said material which makes the technical report misleading.
•	I am an independent qualified person based on the tests set out in Section 1.5 of Form 43-101.

“Michael G. Hester”	September 25, 2006

Michael G. Hester
Vice President and Principal Mining Engineer Independent Mining Consultants, Inc.